Exhibit 99.1

Santiago, October 2, 2017
GG /302/ 2017

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendence of Securities and Insurance
Present

Ref.: Material Event Notice

For your consideration:

In accordance with the provisions set forth in Articles 9 and 10 of Law No 18,045 on Securities Markets and Chapter 18-10 of the Updated Compilation of Norms of the Superintendence of Banks and Financial Institutions, Itaú Corpbanca informs the following material event:

As of the date hereof, Itaú Corpbanca's subsidiary, Recaudaciones y Cobranzas S.A., has completed the acquisition of 100% of the equity interests of Recuperadora de Créditos Limitada, a company controlled by Itaú Chile Inversiones, Servicios y Administración S.A. As a result of that transaction, Recuperadora de Créditos Limitada was merged with and into the aforementioned subsidiary, which will become its legal successor for all purposes. Recuperadora de Créditos Limitada provided judicial and extrajudicial debt collection services, services that from this date will be provided by Recaudaciones y Cobranzas S.A., which will now be called Itaú Corpbanca Recaudaciones y Cobranzas S.A.

This transaction was carried out in the context of the merger of Banco Itaú Chile with and into Corpbanca, consummated on April 1, 2016.

The authorization to carry out this transaction was granted by the Superintendence of Banks and Financial Institutions on August 2, 2017.

Sincerely,

Milton Maluhy F.
Chief Executive Officer
Itaú Corpbanca